

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2018

Stephen Thomas
Chief Executive Officer
TPT Global Tech, Inc.
501 West Broadway, Suite 800
San Diego, California 92101

   Re: TPT Global Tech, Inc.
     Registration Statement on Form S-1
     Filed December 15, 2017
     File No. 333-222094

Dear Mr. Thomas:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 15, 2017

Prospectus Cover Page, page 1

1. We note your disclosure that your common stock has traded on the OTC Pink Sheets and that the selling shareholders will be selling at market prices or at any price in privately negotiated transactions. We do not consider the OTC Pink Sheets to constitute a sufficient existing market for selling shareholders to offer their shares at market prices. Therefore, please revise your disclosure to provide a fixed price at which the selling shareholders will sell their shares for the duration of the offering.

Our Company, page 3

2.   We note that you have included Blue Collar Inc. and Hollywood Riviera Studio as active subsidiaries of the company in the chart on page 5 and have drafted your business and other disclosure as though the acquisitions have been consummated. As those acquisitions have not been consummated, please delete them from the chart and from the description of your business throughout the registration statement. Instead, disclose the material terms of the acquisition agreements. Highlight the contingent nature of the acquisitions, and discuss how you intend to meet the conditions. Briefly disclose each company's business and how you intend to integrate the operations into your current business. If you also have not closed the acquisition of Matrixsites, Inc., revise your disclosure consistent with this comment as well.

Risk Factors
Our substantial indebtedness and our current default status . ., page 7

3.   Please revise to quantify the amount of your current indebtedness and the percentage of your indebtedness that is currently in default.

Demand for our service offerings may decrease . . . , page 11

4.   Please revise to discuss the potential impact on the company of the recent regulatory changes by the FCC with respect to net neutrality.

We will be unable to fully implement our Business Plan . . . , page 11

5.   Please revise to clarify your expected need to raise additional funding in order to fully implement your business plan. We note that you state here that you "will" need to raise additional funds, while in the risk factor on page 16 you state that you "may" require "substantial additional capital" in order to successfully implement your business plan. Please reconcile these two risk factors and disclose the amount and expected timing of your need for funding.

Selling Security Holders, page 21

6.   We note that you have included in your list of selling security holders the shareholders of Hollywood Riviera and Blue Collar Productions. As the acquisitions of Hollywood Riviera and Blue Collar Productions have not closed, tell us why they hold shares in the company and are listed as selling shareholders. Similarly, if the Matrixsites acquisition has not closed, tell us why the owner of Matrixsites holds company shares and is listed as a selling shareholder.

7.   We note the table on page 21 that lists the transactions through which the selling shareholders obtained their shares. In your response letter, please tell us when each

shareholder received their shares, in what transaction, and whether the shares being registered are currently outstanding and held by the selling shareholder.

8.   We note that you list Cede & Co. as a selling shareholder of 3,140,245 shares. Cede & Co. is the nominee name for The Depository Trust Company, a depositary that holds shares of record for banks, brokers and institutions. Therefore, delete Cede & Co. from your table, and instead identify the selling shareholders that hold their securities through Cede & Co.

Series B Convertible Preferred Stock, page 29

9.   Please disclose the number of shares of Series B Convertible Preferred Stock that are outstanding.

Description of Business, page 30

10.   Please revise this section throughout to more clearly describe the company's current business activities and strategic plans. In your discussion, be sure to clearly distinguish between current operations and those parts of your business that are currently aspirational. For example, you state on pages 30 and 31 that the majority of your revenues have been generated from your business as a CLEC in Arizona, that your primary revenues are from telecommunication services and products, and that historically your operating divisions have been those that sell telecommunications services and products. Clarify whether those legacy activities relate to your end goals, and if so, how. When discussing your strategic plans, clarify how you intend to reach your goals, and explain how the various elements of your business plan and the divisions of your business contribute to those goals. Disclose the expected timing and expenditures to complete these plans.

Our Business Segments, page 35

11.   You state on page 35 that you will describe your key products and services in greater detail, but that description does not appear to be forthcoming. Please revise to provide this disclosure.

Our Capital Budget for the next 12 months, page 46

12.   In your chart, please clarify what the heading "Telco" refers to, such as whether it refers to Copperhead or something else.

Liquidity and Capital Resources, page 56

13.   Provide a full discussion of your liquidity and capital resources needs for the next 12 months or longer, in order to complete your business plans. We note specifically in this regard your disclosure on page 46 of your capital budget for the next 12 months, your

disclosure on page F-27 that several planned acquisitions are "pending securing financing and may not occur," and the risk factor discussion on page 7 regarding your "substantial indebtedness" some of which is currently in default.

Directors and Executive Officers, page 60

14.   Please revise the discussions of your management's business experience to provide clear disclosure regarding the activities of each officer or director during the last five years.

Compensation, page 63

15.   Please update your executive compensation disclosure for fiscal year 2017.

Signatures, page 78

16.   Please revise to include the signature of the Controller or Principal Accounting Officer.

Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies, page F-10

17.   Refer to your accounting policy for revenue recognition on page F-10. We note on page 11 that you use third party sales organizations and that you have limited control over their operations. Please expand your accounting policy to explain the timing for revenues generated through the use of third party sales organizations.

18.   Refer to your discussion of business segments on page 35. Please expand your accounting policies to describe the basis for your belief that the CLEC operations and the ViVoware operations should be presented as a single segment.

Exhibit 5.1

19.   Refer to the second and third paragraphs of counsel's opinion. We note the list of three documents counsel reviewed and counsel's statement that he limited his examination to only those documents. We also note counsel's statement that he did not undertake "to verify the adequacy or accuracy of such documents and records." These statements inappropriately qualify and limit the scope of counsel's opinion. Please have counsel revise his opinion
   • to clarify that he has examined all other documents he deems necessary to form his opinions and has not limited his examination to only the three documents listed, and
   • to remove any indication that he has not verified the adequacy of such documents in reaching his conclusion on the legality of the shares being offered.

   For guidance, refer to CF Staff Legal Bulletin No. 19.

20.   Refer to the fourth paragraph of counsel's opinion. We note that counsel states that the

stock being registered "is and will be" duly and validity authorized, etc. The use of "will be" suggests that some of the shares are not currently outstanding. If so, please have counsel clarify what shares are not currently outstanding.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Division of Corporation Finance
Office of Telecommunications

cc: Michael A. Littman